UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.

(Translation of registrant’s name into English)

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

2023 Annual Meeting of Shareholders

Global Ship Lease, Inc. (the “Company”) has scheduled the Company’s 2023 Annual Meeting of Shareholders (the “2023 Meeting”) for June 6, 2023, at a time and location to be determined. The record date for the 2023 Meeting is the close of business on April 20, 2023.

The Company has scheduled the 2023 Meeting significantly earlier than the one-year anniversary date of the 2022 Annual Meeting of Shareholders (“2022 Meeting”) in order to provide ample time to address possible difficulty in reaching the requisite shareholder quorum, which the Company experienced for its 2022 Meeting and which resulted in multiple adjournments. Accordingly, the Company has also set a new deadline for the receipt of shareholder proposals for its 2023 Meeting, which it believes is a reasonable time before the Company will begin to print and send its proxy materials for the 2023 Meeting. For business to be properly brought before the 2023 Meeting by any shareholder, and for a nomination of directors to be made by a shareholder, notice must be received by the Company in proper form, in accordance with the Company’s Third Amended and Restated Bylaws, no later than April 28, 2023. Any proposal received after such date will be considered untimely.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: April 7, 2023
	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer